Neovasc Announces Partial Prepayment of Convertible Debenture

VANCOUVER and MINNEAPOLIS -- via NEWMEDIAWIRE - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) announced today that Strul Medical Group LLC ("SMG") exercised 501,000 of the remaining 1,149,910 common share purchase warrants (the "May Warrants") issued pursuant to a Securities Purchase Agreement dated May 26, 2020 at an exercise price of US$2.634 per May Warrant for aggregate exercise proceeds to the Company of US$1,319,634.00 (the "Exercise Proceeds").

Using the Exercise Proceeds, the Company has prepaid a portion of the convertible debenture (the "Note") in the aggregate principal amount of US$11,500,000 issued to SMG pursuant to a private placement on May 13, 2019. The total aggregate amount of the Exercise Proceeds has been applied to the prepayment of the Note whereby US$1,263,884.57 has been applied to the remaining  US$7,886,658.88  principal of the Note, US$25,277.69 has been paid as a prepayment penalty pursuant to the terms of the Note and US$30,471.74 has been paid in accrued interest.  In connection with the prepayment of the Note, the Company also issued to SMG 168,518 common share purchase warrants (the "Repayment Warrants") at an exercise price of US$7.50 per Repayment Warrant in accordance with the terms of the Note.

As of August 14, 2020, after the impact of the recently announced financing, the Company had 22,647,127 shares issued and outstanding and the fully diluted share count was 37,331,314 (assuming all notes and warrants are fully converted and exercised and without giving effect to the PIK interest).

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, expectations as to the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three months ended March 31, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.